PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED SEPTEMBER 23, 1999)

[GATX Logo]
                                  $350,000,000

                            GATX CAPITAL CORPORATION

                              7.75% NOTES DUE 2006
                               ------------------
     The notes will bear interest at a rate of 7.75% per year. Interest on the notes is payable in arrears on June 1 and December 1 of each year, beginning on June 1, 2000. The notes will mature on December 1, 2006. The notes may not be redeemed prior to maturity.

     The notes will be senior securities and will rank equally and ratably with our other senior indebtedness.

                               ------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                                                                PER NOTE         TOTAL
                                                                --------      ------------
Public Offering Price.......................................     99.308%      $347,578,000
Underwriting Discount.......................................       .625%      $  2,187,500
Proceeds to GATX Capital (before expenses)..................     98.683%      $345,390,500

                               ------------------

     The underwriters expect to deliver the notes to purchasers in book-entry form only, through the facilities of The Depository Trust Company, on or about December 6, 1999.

                               ------------------

                          Joint Book Running Managers
SALOMON SMITH BARNEY                                       CHASE SECURITIES INC.

December 1, 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION OR TO MAKE ANY ADDITIONAL REPRESENTATIONS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

     Unless the context indicates otherwise, the words "GATX Capital," "we," "our," "ours" and "us" refer to GATX Capital Corporation and its consolidated subsidiaries.

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                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                   PROSPECTUS SUPPLEMENT
GATX Capital................................................   S-1
Recent Developments.........................................   S-1
Third Quarter Operating Results.............................   S-2
Use of Proceeds.............................................   S-2
Capitalization..............................................   S-2
Selected Financial Data.....................................   S-3
Description of Notes........................................   S-4
Concerning the Trustee......................................   S-8
Underwriting................................................   S-9
Legal Opinions..............................................  S-10

                         PROSPECTUS

About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Information Incorporated By Reference.......................     3
Disclosure Regarding Forward-Looking Statements.............     3
The Company.................................................     4
Recent Developments.........................................     4
Risk Factors................................................     5
Use of Proceeds.............................................     5
Ratio of Earnings to Fixed Charges..........................     5
Description of Debt Securities..............................     5
Plan of Distribution........................................    10
Legal Opinions..............................................    11
Experts.....................................................    11

                                  GATX CAPITAL

     We are a diversified global financial services company which provides asset-based financing for transportation, information technology and industrial equipment. Our strategy is to invest in and manage assets by combining our asset knowledge, transaction-structuring capabilities and portfolio management expertise to control assets with significant upside potential. We and our subsidiaries actively invest in a wide variety of assets. These investments are made through a variety of financing instruments, primarily leases and loans, either for our own account or through partnerships and joint ventures. We actively manage our existing portfolio of investments as well as those of institutional investors, and several joint ventures and partnerships in which we participate. Key strategic partners include a cross section of domestic and international commercial banks, insurance companies and large industrial companies and manufacturers. Additionally, we arrange secured financing for others.

     GATX Corporation ("GATX") owns all of our common and preferred stock through a wholly owned subsidiary. GATX founded GATX Capital as GATX Leasing Corporation, a Delaware corporation, in 1968 to own, sell and finance equipment independent of GATX's own specialized equipment activities. Since that time, we have developed a portfolio of earning assets diversified across industries and equipment classifications. At September 30, 1999, GATX Capital's investment portfolio of approximately $2.6 billion, before reserves, consisted of commercial jet aircraft (27%), railroad equipment (14%), information technology equipment (26%), marine equipment (7%), warehouse and production equipment (4%), and other equipment (22%).

     We had a financial and management interest in 125 aircraft as of September 30, 1999, and orders and options for an additional 14 aircraft (excluding orders of GATX Flightlease Aircraft Company Ltd. as discussed below under "Recent Developments"). All of the aircraft portfolio is compliant with Stage 3 noise regulations. GATX Capital also had a financial and management interest in 960 locomotives and 54,649 railcars as of September 30, 1999. The utilization rate on the operating lease fleet for our aircraft, locomotives and railcars as of that date was approximately 100%, 99.6% and 97.3%, respectively.

     We regularly purchase assets from manufacturers, including those of commercial aircraft, or others to acquire, directly or through joint ventures and partnerships in which we participate, additional equipment to complement our investment portfolio. Such purchases may be material in amount and have an effect on our financial condition, results of operations and debt service capability.

                              RECENT DEVELOPMENTS

     In 1999, GATX Third Aircraft Corporation (a wholly owned subsidiary of GATX Capital) entered into a joint venture with Flightlease Holdings (Guernsey) Limited (a wholly owned subsidiary of Flightlease AG), to form GATX Flightlease Aircraft Company Ltd. ("GFAC"). GFAC was formed as an aircraft ownership entity. On September 21, 1999, we announced that GFAC had entered into an agreement to purchase 38 Airbus Industrie aircraft with a list price in excess of $2 billion. The aircraft order includes 32 new A320 family aircraft (including 12 A318 aircraft) and six A330 family aircraft, with deliveries beginning in 2001 and continuing through 2006. The aircraft will be managed by GATX Flightlease Management GmbH. GATX Capital has guaranteed 50% of the obligations of GFAC, on a several basis, under the purchase agreement with Airbus Industries.

     In the normal course of business we have identified two investments which will require write-downs in the fourth quarter of 1999: (i) an aircraft lease subject to a recently agreed upon restructuring plan, and (ii) a steel production facility currently classified as a non-income earning investment. The cumulative write-down for these investments has not yet been determined but is likely to be between $15 million and $30 million and will be fully absorbed by the allowance for possible losses.

                        THIRD QUARTER OPERATING RESULTS

     We reported net income of $19.4 million for the three months ended September 30, 1999, up $1.6 million (9%) from the same period in 1998. The increase in income was largely due to income from higher average investment balances, the prepayment of several loans and the related prepayment fees, and an increase in income from stock sales, partially offset by a decrease in asset remarketing income. Stock sales generally relate to shares received upon exercise of warrants received in connection with the financing of non-public, start-up companies. Income from stock sales increased $6.3 million during the third quarter of 1999 compared to the third quarter of 1998. Asset remarketing income totaled $14.6 million and $27.0 million for the third quarters of 1999 and 1998, respectively. Earnings may be significantly affected by the amount of asset remarketing income, which varies from quarter to quarter.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the notes offered under this prospectus supplement are estimated to be $345.1 million. We intend to use the proceeds to repay short-term debt and for general corporate purposes. Short-term debt had been issued to finance investments in the ordinary course of business and to refinance existing indebtedness. Such short-term debt borrowings bore interest at a blended rate of approximately 5.96% per annum as of December 1, 1999.

                                 CAPITALIZATION

     The following table sets forth the capitalization of GATX Capital (i) at September 30, 1999 and (ii) as adjusted to give effect to the issuance of the notes.

                                                                 SEPTEMBER 30, 1999
                                                              -------------------------
                                                                ACTUAL      ADJUSTED(1)
                                                              ----------    -----------
                                                               (THOUSANDS OF DOLLARS)
DEBT FINANCING:
Commercial paper and bankers' acceptances...................  $  238,800    $    5,767
  Notes payable.............................................     112,057            --
  Obligations under capital leases..........................       7,029         7,029
  Senior term notes.........................................   1,150,000     1,500,000
                                                              ----------    ----------
     Total debt financing...................................  $1,507,886    $1,512,796
                                                              ==========    ==========
STOCKHOLDER'S EQUITY:
  Convertible preferred stock, par value $1, and additional
     paid-in capital........................................  $  125,000    $  125,000
  Common stock, par value $1, and additional paid-in
     capital................................................      28,960        28,960
  Accumulated other comprehensive income....................       6,496         6,496
  Reinvested earnings.......................................     273,036       273,036
                                                              ----------    ----------
     Total stockholder's equity.............................  $  433,492    $  433,492
                                                              ==========    ==========

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(1) Assumes net proceeds to us (after expenses) of $345.1 million.

                            SELECTED FINANCIAL DATA

     The following selected financial data of GATX Capital and its subsidiaries should be read in conjunction with the detailed information and consolidated financial statements and notes thereto included in the documents described under "Information Incorporated by Reference" in the accompanying prospectus.

                                         NINE MONTHS ENDED
                                           SEPTEMBER 30,
                                      -----------------------
                                         1999         1998         1998         1997         1996         1995         1994
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                           (IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues:
  Lease income......................  $  231,258   $  196,985   $  267,966   $  245,523   $  195,745   $  139,712   $  143,639
  Gain on sale of assets............      50,196       53,337       69,423       68,899       31,786       33,123       21,444
  Equity earnings from investment in
    joint ventures..................      45,740       33,812       45,850       27,909       22,411       18,594        9,242
  Fees..............................      22,828       34,074       38,832       29,371       31,840       19,026       10,111
  Interest..........................      30,271       25,308       34,110       23,271       28,374       23,179       27,085
  Other.............................      19,510        8,027       10,271       10,895       10,257        2,875        4,511
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total earned income.............     399,803      351,543      466,452      405,868      320,413      236,509      216,032
Expenses:
  Operating leases..................     128,537      101,403      139,160      118,096       77,289       50,424       50,621
  Selling, general and
    administrative..................      77,928       56,395       77,439       83,657       62,500       43,517       39,296
  Interest..........................      83,502       84,030      110,187       94,305       85,836       68,396       62,744
  Provision for losses on
    investments.....................       8,251        7,775       11,029       11,033       12,744       18,000       19,000
  Other.............................       3,579        2,430        5,479        8,487        4,444          828          735
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total expenses..................     301,797      252,033      343,294      315,578      242,813      181,165      172,396
  Income from continuing operations
    before income taxes.............      98,006       99,510      123,158       90,290       77,600       55,344       43,636
  Provision for income taxes........      39,448       39,276       51,267       36,366       32,286       22,740       18,785
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income from continuing
    operations......................      58,558       60,234       71,891       53,924       45,314       32,604       24,851
  Discontinued operations:
  (Loss) income from discontinued
    operations, net of income
    taxes...........................      (4,642)      (7,363)     (12,574)        (360)         541           --           --
  Gain on sale of discontinued
    operations, net of income tax
    benefits of $1,853..............       2,137           --           --           --           --           --           --
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income......................      56,053       52,871       59,317       53,564       45,855       32,604       24,851
Reinvested earnings at beginning of
  year..............................     242,409      212,750      212,750      185,686      162,400      146,036      133,570
Dividends paid to stockholder.......     (25,426)     (23,258)     (29,658)     (26,500)     (22,569)     (16,240)     (12,385)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Reinvested earnings at end of
period..............................  $  273,036   $  242,363   $  242,409   $  212,750   $  185,686   $  162,400   $  146,036
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA
  (END OF PERIOD)
Total investments...................  $2,556,591   $2,065,116   $2,160,168   $2,179,310   $1,779,568   $1,517,286   $1,284,807
Allowance for losses on
  investments.......................    (139,315)    (122,880)    (129,278)    (121,576)    (114,096)     (92,489)     (82,206)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net investments...................   2,417,276    1,942,236    2,030,890    2,057,734    1,665,472    1,424,797    1,202,601
Total assets........................   2,551,349    2,151,111    2,275,682    2,317,143    1,848,629    1,518,383    1,269,590
Total debt financing................   1,507,886    1,131,353    1,239,557    1,367,347    1,024,915      880,885      771,886
Nonrecourse obligations.............     338,527      369,950      381,390      329,820      268,044      193,446       55,270
Total liabilities...................   2,117,857    1,756,108    1,878,541    1,950,218    1,504,952    1,201,383      970,353
Stockholder's equity................     433,492      395,003      397,141      366,925      343,677      317,000      299,237
SELECTED FINANCIAL RATIOS:
Return on average total
  investments.......................        3.17%*       3.32%*       2.73%        2.71%        2.78%        2.33%        1.94%
Return on average common equity.....       25.74*       27.54*       23.08        23.26        22.33        17.80        14.77
Allowance for losses/total
  investments.......................        5.45         5.95         5.98         5.58         6.41         6.10         6.40
Total debt financing/stockholder's
  equity............................        3.48x        2.86x        3.12x        3.73x        2.98x        2.78x        2.58x
Ratio of earnings to fixed
  charges(1)........................        1.75         1.85         2.01         2.17         1.83         1.88         1.85

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* annualized

(1) This ratio is computed by dividing earnings from continuing operations before fixed charges and income taxes by the fixed charges and includes our earnings and fixed charges as well as those of all of our consolidated subsidiaries. Fixed charges consist of interest and debt expense and the portion of rentals for real and personal properties in an amount we deem to be representative of the interest factor.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the notes offered by this prospectus supplement augments, and to the extent inconsistent replaces, the description of the general terms and provisions of the debt securities under "Description of Debt Securities" in the accompanying prospectus.

GENERAL TERMS OF THE NOTES

  Indenture

     The notes will be senior securities as described in the accompanying prospectus. We will issue the notes under an indenture dated as of July 31, 1989, as supplemented and amended by supplemental indentures dated as of December 18, 1991, January 2, 1996 and October 14, 1997 (together, the "Indenture"), between us and The Chase Manhattan Bank, as Trustee. The Indenture does not limit the amount of additional unsecured indebtedness ranking equally and ratably with the notes that we may incur. We may, from time to time, without the consent of the holders of the notes, issue notes under the Indenture in addition, and with identical terms, to the $350,000,000 aggregate principal amount of the notes offered in this prospectus supplement. Any such additional notes and the notes offered in this prospectus supplement will be treated as a single series for purposes of the Indenture. The statements in this prospectus supplement concerning the notes and the Indenture are not complete and you should refer to the provisions in the Indenture which are controlling. Whenever we refer to provisions of the Indenture, those provisions are incorporated in this prospectus supplement by reference as a part of the statements we are making, and the statements are qualified in their entirety by these references.

  Maturity

     The notes will mature on December 1, 2006.

  Interest

     The notes will bear interest at the rate of 7.75% per annum. Interest will accrue from the date the notes are issued or from the most recent date on which interest has been paid or provided for. We will pay interest on June 1 and December 1 of each year to the person in whose name the note is registered at the close of business on the preceding May 15 and November 15, respectively, except that the interest payable on December 1, 2006 will be payable to the person to whom the principal on the note is payable. We will make the first payment on June 1, 2000. If the date on which interest is payable is not a business day, the interest will be paid on the next following business day.

     Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. Payments of interest and principal will be made in United States Dollars.

  Ranking

     The notes will be senior securities and will rank equally and ratably with our other senior indebtedness.

  Book Entry, Delivery and Form of the Notes

     We will issue each note in fully registered form without coupons and each note will be represented by a global note registered in the name of a nominee of the depositary. Except as set forth in this prospectus supplement, notes will be issuable only in global form. See "Description of Notes -- Book-Entry; Delivery and Form." Your beneficial interest in a note will be shown on, and transfers of beneficial interests will be effected only through, records maintained by the depositary or its participants. Payments of principal of, premium, if any, and interest, if any, on, notes represented by a global note will be made by us or our paying agent to the depositary or its nominee. See "Description of Notes -- Book-Entry; Delivery and Form."

  Denominations

     The authorized denominations of the notes will be $100,000 or any amount in excess of $100,000 which is an integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed in connection with that transaction.

  Redemption

     The notes are not subject to a call for redemption prior to maturity and are not subject to any sinking fund.

  Discharge, Defeasance and Covenant Defeasance

     The notes are not subject to defeasance or covenant defeasance.

  Registration, Transfer and Exchange

     We appointed the Trustee as securities registrar for the purpose of registering the notes and transfers and exchanges of the notes and, subject to the terms of the Indenture, the notes may be presented for registration of transfer and exchange at the offices of the Trustee.

  Glossary

     You should refer to the Indenture and the form of notes filed as exhibits to the registration statement to which the accompanying prospectus relates for the full definition of terms used in this prospectus supplement.

BOOK-ENTRY; DELIVERY AND FORM

  Global Notes

     Upon issuance, all notes will be represented by one or more fully registered global notes (the "Global Notes"). Each Global Note will be deposited with, or on behalf of, the depositary and registered in the name of the depositary or its nominee.

  The Depositary

     The Depository Trust Company ("DTC") will be the initial depositary with respect to the notes. DTC has advised us and the underwriters that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

     DTC's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which, and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

  Ownership of Global Notes

     When we issue the notes represented by a Global Note, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the principal amounts of the notes represented by the Global Note beneficially owned by those participants. The accounts to be credited will be designated by the underwriters of those notes. Ownership of beneficial interests in a Global Note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in notes represented by a Global Note or Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary, or by participants in the depositary or persons that may hold interests through participants. The laws of some states require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a Global Note.

     So long as the depositary for a Global Note, or its nominee, is the registered owner of the Global Note, the depositary or its nominee will be considered the sole owner or holder of the notes represented by a Global Note for all purposes under the Indenture. Except as provided below, you, as the owner of beneficial interests in notes represented by a Global Note or Global Notes (a) will not be entitled to register the notes represented by a Global
Note in your name, (b) will not receive or be entitled to receive physical delivery of notes in definitive form and (c) will not be considered the owner or holder of the notes under the Indenture.

     Accordingly, you must rely on the procedures of the depositary or on the procedures of the participant through which you own your interest, to exercise any rights of a holder under the Indenture or a Global Note. We understand that under existing policy of the depositary and industry practices, if (a) we request any action of holders, or (b) you desire to give notice or take action which a holder is entitled to under the Indenture or a Global Note, the depositary would authorize the participants holding the beneficial interests to give the notice or take the action.

     If you are a beneficial owner that is not a participant, you must rely on the contractual arrangements you have directly, or indirectly through your financial intermediary, with a participant to give notice or take action.

     To facilitate subsequent transfers, all Global Notes deposited by participants with DTC are registered in the name of the DTC's partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. causes no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the book-entry notes; DTC's records reflect only the identity of the direct participants to those accounts the book-entry notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Neither DTC nor Cede & Co. will consent or vote with respect to book-entry notes. Under its usual procedures, DTC will mail an "Omnibus Proxy" to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the book-entry notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     A beneficial owner shall give notice to elect to have its book-entry notes purchased or tendered, through its participant, to the paying agent, and shall effect delivery of the book-entry notes by causing the direct participant to transfer the participant's interest in the book-entry notes, on the depositary's records, to the paying agent. The requirement for physical delivery of book-entry notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the book-entry notes are transferred by a direct participant on the depositary's records.

     Neither we, the Trustee, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

  Payments

     We will make payments of principal of, premium, if any, and interest, if any, on, the notes represented by a Global Note through the Trustee to the depositary or its nominee, as the registered owner of a Global Note. Neither we, the Trustee, any paying agent or any other of our agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. We expect that the depositary, upon receipt of any payments, will immediately credit the accounts of the related participants with payments in amounts proportionate to their beneficial interest in the Global Note. We also expect that payments by participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices and will be the responsibility of the participants.

  Certificated Notes

     If DTC or any other designated replacement depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 calendar days, we will issue certificated notes in exchange for all the Global Notes. Also, we may at any time and in our sole discretion determine not to have the notes represented by the Global Note and, in that event, will issue certificated notes in exchange for all the Global Notes. In either instance, you, as an owner of a beneficial interest in a Global Note, will be entitled to have certificated notes equal in principal amount to the beneficial interest registered in your name and will be entitled to physical delivery of the certificated notes. The certificated notes will be registered in the name or names as the depositary shall instruct the Trustee. These instructions may be based upon directions received by the depositary from participants with respect to beneficial interests in the Global Notes. The certificated notes will be issued in denominations of $100,000 or any amount in excess of $100,000 which is an integral multiple of $1,000 and will be issued in registered form only, without coupons. No service charge will be made for any transfer or exchange of certificated notes, but we may require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed in connection with that transaction.

  Year 2000

     DTC has advised us that the management of DTC is aware that some computer applications and systems for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, or after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that those Systems relating to the timely payment of distributions to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Also, DTC's plan includes a testing phase, which, DTC has advised the Industry, is expected to be completed within appropriate time frames.

     DTC's ability to properly perform its services is also dependent upon other parties, including issuers and their agents, as well as DTC's participants and indirect participants and third party vendors from which DTC licenses software and hardware, on which DTC relies for information services, including telecommunication and electrical utility service providers. DTC has informed the Industry that it is contacting, and will continue to contact, third party vendors from which it acquires services to impress upon them the importance of being "Year 2000" compliant, and determine the extent of their efforts for "Year 2000" remediation and, as appropriate, testing of their services. In addition, DTC is developing contingency plans as it deems appropriate. According to DTC, this information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     The preceding information concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of the information.

  Paying Agent

     Until we repay the notes or provide for their repayment, we will, at all times, maintain a paying agent in The City of New York capable of performing the duties described in this prospectus supplement and the accompanying prospectus. We have initially appointed The Chase Manhattan Bank as paying agent under the Indenture. We will notify you of any change in the paying agent or its address.

  Same-Day Settlement and Payment

     Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest on Global Notes will be made by us in immediately available funds or the equivalent. The notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. The effect, if any, of settlement in immediately available funds on trading activity in the notes has not been determined.

                             CONCERNING THE TRUSTEE

     The Chase Manhattan Bank is the Trustee under the Indenture and is a party to existing credit agreements with us and certain of our subsidiaries.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among GATX Capital and the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase from us, the principal amount of notes set forth opposite its name below.

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                           ----------------
Salomon Smith Barney Inc. ..................................    $210,000,000
Chase Securities Inc........................................     140,000,000
                                                                ------------
        Total...............................................    $350,000,000
                                                                ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price stated on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price less a concession not in excess of .375% of the aggregate principal amount of the notes. The underwriters may allow, and these dealers may reallow, a concession not in excess of .250% of the aggregate principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and these concessions may be changed by the underwriters.

     The following table shows the underwriting discounts and commissions we will pay to the underwriters in connection with this offering, expressed as a percentage of the aggregate principal amount of the notes.

                                                              PAID BY GATX CAPITAL
                                                              --------------------
Per note....................................................          .625%
                                                                      ----

     In connection with the offering, Salomon Smith Barney Inc. and Chase Securities Inc. may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of those transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     We estimate that the total expenses of this offering will be $300,000. The underwriters have agreed to reimburse us for certain of these expenses.

     In the ordinary course of their respective businesses, the underwriters and certain of their respective affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with us and our affiliates. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., from time to time conducts banking transactions with us and our affiliates in the ordinary course of business and The Chase Manhattan Bank is a party to some of our existing credit agreements. We intend to use a portion of the proceeds of this offering to repay certain short-term borrowings. See "Use of

Proceeds." Accordingly, The Chase Manhattan Bank may receive more than 10% of the net proceeds from the sale of the notes, and this offering is being conducted in conformity with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. The Chase Manhattan Bank is also the Trustee under the Indenture.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     The notes will not have an established trading market when issued. The notes will not be listed on any securities exchange. The underwriters may make a market in the notes, but the underwriters are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance as to the liquidity of the trading market for the notes.

                                 LEGAL OPINIONS

     The validity of the notes offered in this prospectus supplement will be passed upon for GATX Capital by Thomas C. Nord, Esq., Vice President and General Counsel of GATX Capital. Certain legal matters relating to the notes will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

PROSPECTUS

                               ------------------

                               U.S. $500,000,000

                               ------------------

                            GATX CAPITAL CORPORATION
                            FOUR EMBARCADERO CENTER
                            SAN FRANCISCO, CA 94111
                                 (415) 955-3200

                                DEBT SECURITIES

     We may offer to sell up to U.S. $500,000,000 of our debt securities in one or more offerings. In this prospectus, we describe generally the terms of these debt securities, which will consist of senior securities and subordinated securities. We will describe the specific terms of the debt securities that we offer in a supplement or supplements to this prospectus at the time of each offering. If any offering involves underwriters, dealers or agents, we will describe our arrangements with them in the prospectus supplement and if applicable, pricing supplements, that relate to that offering.

                               ------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is September 23, 1999

     You should rely only on the information incorporated by reference or contained in this prospectus and any applicable prospectus supplement and pricing supplement, if any. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our debt securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or the applicable prospectus supplement and pricing supplement, if any, is accurate only as of the date on the front of those documents, regardless of the time of delivery of this prospectus or the applicable prospectus supplement and pricing supplement, if any, or of any sale of our debt securities.

     In this prospectus, "GATX Capital," "we," "us," "our" and the "Company" each refers to GATX Capital Corporation and its consolidated subsidiaries.

                             ABOUT THIS PROSPECTUS

     The prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. We provide information to you about these securities in three documents that progressively provide more detail:

     1. This prospectus which contains general information that may or may not apply to each offering of securities.

     2. The applicable prospectus supplement, which will contain more specific information than this prospectus and may also add, update or change information contained in this prospectus. To the extent information differs from this prospectus, you should rely on the different information in the applicable prospectus supplement.

     3. The pricing supplement, if applicable, will provide final details about a specific offering and the terms of the offered securities, including their price. To the extent information differs from this prospectus or the prospectus supplement, you should rely on the different information in the pricing supplement.

     You should read both this prospectus and any prospectus supplement or pricing supplement together with any additional information described under the heading "Where You Can Find More Information" below to learn more about the Company and the securities offered.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the debt securities that we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered hereby, reference is made to the registration statement of which this prospectus forms a part and the exhibits and any schedules filed with the registration statement of which this prospectus forms a part. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, IL 60661. For further information on the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information in documents that we file after the date of this prospectus and before the termination of the offering contemplated by this prospectus will automatically update and supersede information in this prospectus.

     The following documents, which are on file with Commission, are incorporated by reference in and made a part of this prospectus:

     (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1998; and

     (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999.

     We also incorporate by reference any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities or otherwise terminate the offering of securities offered by this prospectus.

     We will provide without charge, upon written or oral request, to each person to whom this prospectus is delivered, a copy of any or all of the documents described above which have been or may be incorporated by reference in this prospectus but not delivered with this prospectus. Such request should be directed to:

                              Thomas C. Nord, Esq.
                              Vice President and General Counsel
                              GATX Capital Corporation
                              Four Embarcadero Center
                              San Francisco, California 94111
                              Telephone Number: (415) 955-3200

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about GATX Capital's industry, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Many of these risks and uncertainties will be described with particularity in the applicable prospectus supplement. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus or the prospectus supplement containing such forward-looking statements. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or the applicable prospectus supplement, or to reflect the occurrence of unanticipated events.

                                  THE COMPANY

     We are a diversified global financial services company which provides asset-based financing for transportation, information technology and industrial equipment. Our strategy is to invest in and manage assets by combining our asset knowledge, transaction-structuring capabilities and portfolio management expertise to control assets with significant upside potential. We and our subsidiaries actively invest in a wide variety of assets. These investments are made through a variety of financing instruments, primarily leases and loans, either for our own account or through partnerships and joint ventures. We actively manage existing portfolio of investments as well as those of institutional investors, and several joint ventures and partnerships in which we participate. Key strategic partners include a cross section of domestic and international commercial banks, insurance companies and large industrial companies and manufacturers. Additionally, we arrange secured financing for others.

     GATX Corporation (GATX) owns all of our common and preferred stock through a wholly owned subsidiary. GATX founded the Company as GATX Leasing Corporation, a Delaware corporation, in 1968 to own, sell and finance equipment independent of GATX's own specialized equipment activities. Since that time, we have developed a portfolio of earning assets diversified across industries and equipment classifications. At June 30, 1999, GATX Capital's investment portfolio of approximately $2.3 billion, before reserves, consists of commercial jet aircraft (31%), railroad equipment (14%), information technology equipment (23%), marine equipment (6%), warehouse and production equipment (4%), golf courses and equipment (2%) and other equipment (20%).

     We have a financial and management interest in 125 aircraft as of June 30, 1999, and orders and options for an additional 14 aircraft. 99.9% of the aircraft portfolio (in investment dollars) is compliant with Stage 3 noise regulations. GATX Capital also has a financial and management interest in 946 locomotives and 53,947 railcars as of June 30, 1999. The utilization rate on the operating lease fleet for our locomotives and railcars as of that date is approximately 97.5% and 98%, respectively.

     We regularly purchase assets from manufacturers, including those of commercial aircraft, or others to acquire, directly or through joint ventures and partnerships in which we participate, additional equipment to complement our investment portfolio. Such purchases may be material in amount and have an effect on our financial condition, results of operations and debt service capability.

                              RECENT DEVELOPMENTS

     In 1998, we entered into a joint venture with Flightlease AG, a subsidiary of the SAirGroup, to form GATX Flightlease Management GmbH ("GFM"). SAirGroup is the parent company of Swissair and other businesses. GFM is an aircraft operating lease management company with approximately 300 aircraft in its management portfolio. This management portfolio includes aircraft wholly owned by either joint venture partner, aircraft on order and non wholly owned aircraft under management and aircraft under management for third parties.

     In 1999, GATX Third Aircraft Corporation (a wholly owned subsidiary of GATX Capital) entered into a joint venture with Flightlease Holdings (Guernsey) Limited (a wholly owned subsidiary of Flightlease AG), to form GATX Flightlease Aircraft Company Ltd. ("GFAC"). GFAC was formed as an aircraft ownership entity. On September 21, 1999, we announced that GFAC had entered into an agreement to purchase 38 Airbus Industrie aircraft with a list price in excess of $2 billion. The aircraft order includes 32 new A320 family aircraft (including 12 A318 aircraft) and six A330 family aircraft, with deliveries beginning in 2001 and continuing through 2006. The aircraft will be managed by GFM. GATX Capital has guaranteed 50% of the obligations of GFAC, on a several basis, under the purchase agreement with Airbus Industries.

                                  RISK FACTORS

     You should carefully consider the specific risks set forth under the heading "Risk Factors" in the applicable prospectus supplement before making an investment decision. The risks and uncertainties described in the applicable prospectus supplement are not the only ones facing our Company. Additional risks and uncertainties not currently known to us or that we currently think are immaterial may also impact our business operations.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement and pricing supplement, if any, we will use the net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     We compute the ratio of earnings to fixed charges by dividing earnings from continuing operations before fixed charges and income taxes by the fixed charges. This ratio includes our earnings and fixed charges as well as those of all of our consolidated subsidiaries. Fixed charges consist of interest and debt expense and the portion of rentals for real and personal properties in an amount we deem to be representative of the interest factor.

                                             SIX MONTHS
                                           ENDED JUNE 30,          YEAR ENDED DECEMBER 31,
                                           --------------    ------------------------------------
                                           1999     1998     1998    1997    1996    1995    1994
                                           -----    -----    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges.......  2.08x    2.40x    2.01x   2.17x   1.83x   1.88x   1.85x

                         DESCRIPTION OF DEBT SECURITIES

     We describe in this section the general terms that will apply to any debt securities that the Company may offer in the future, to which a future prospectus supplement and pricing supplement, if any, may relate. At the time that we offer debt securities, we will describe in the prospectus supplement and pricing supplement, if any, that relates to that offering (i) the specific terms of the debt securities and (ii) the extent to which the general terms described in this section apply to those debt securities.

     We expect to issue debt securities consisting of senior securities and subordinated securities. The senior securities are to be issued under an Indenture dated as of July 31, 1989, as supplemented and amended by a Supplemental Indenture dated as of December 18, 1991, by a Second Supplemental Indenture dated as of January 2, 1996 and by a Third Supplemental Indenture dated as of October 14, 1997 between the Company and The Chase Manhattan Bank, as Trustee. This indenture is included as an exhibit to the registration statement of which this prospectus forms a part. The subordinated securities are to be issued under a separate indenture. The Trustee for the indenture for the subordinated securities will be identified in the relevant prospectus supplement. In the discussion that follows, we summarize particular provisions of the indentures. Our discussion of indenture provisions is not complete. You should read the indentures for a more complete understanding of the provisions we describe.

     The aggregate principal amount of debt securities that the Company may issue under each of the indentures is unlimited. (Section 3.1)

GENERAL

     Debt securities offered by this prospectus will be limited to an aggregate initial public offering price of $500,000,000 or the equivalent amount in one or more foreign currencies or composite currencies. The indentures provide that debt securities in an unlimited amount may be issued thereunder from time to time in one or more series. The senior securities will rank equally and ratably with other senior indebtedness of the Company. The subordinated securities will be subordinated and junior in right of payment to certain indebtedness of the Company to the extent set forth in the applicable prospectus supplement.

     Each prospectus supplement and pricing supplement, if any, relating to a particular offering of debt securities will describe the specific terms of debt securities. Those specific terms will include the following:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - whether any of the debt securities are to be issuable initially in temporary global form and whether any of the debt securities are to be issuable in permanent global form;

     - the date or dates on which the debt securities will mature;

     - the rate or rates at which the debt securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, and the date or dates from which any such interest will accrue;

     - the payment dates on which interest, if any, on the debt securities will be payable, and the extent to which, or the manner in which, any interest payable on a temporary global debt security on an Interest Payment Date will be paid;

     - any mandatory or optional sinking fund or analogous provisions;

     - each office or agency where, subject to the terms of the indenture, the principal of and any premium and interest on the debt securities will be payable and each office or agency where, subject to the terms of the indenture, the debt securities may be presented for registration of transfer or exchange;

     - the date, if any, after which and the price or prices at which the debt securities may be redeemed, in whole or in part at the option of the Company or the holder of debt securities, or according to mandatory redemption provisions, and the other detailed terms and provisions of any such optional or mandatory redemption provisions;

     - the denominations in which any debt securities will be issuable, if other than denominations of $100,000;

     - any index used to determine the amount of payments of principal of and any premium and interest on the debt securities;

     - the portion of the principal amount of the debt securities, if other than the principal amount, payable upon acceleration of maturity;

     - the application, if any, of either or both of the defeasance or covenant defeasance sections of the indentures to the debt securities;

     - the person who shall be the security registrar for the debt securities, if other than the trustee, the person who shall be the initial paying agent and the person who shall be the depositary;

     - the terms of subordination applicable to any series of subordinated securities; and

     - any other terms of the debt securities not inconsistent with the provisions of the indentures.

Any such prospectus supplement and pricing supplement, if any, will also describe any special provisions for the payment of additional amounts with respect to the debt securities of such series.

     Except where we describe in the applicable prospectus supplement and pricing supplement, if any, the indentures do not contain any covenants specifically designed to protect holders of the debt securities against a reduction in the creditworthiness of the Company in the event of a highly leveraged transaction or to prohibit other transactions which may adversely affect holders of the debt securities.

     We may issue debt securities as original issue discount securities to be sold at a substantial discount below their stated principal amounts. We will describe in the relevant prospectus supplement and pricing supplement, if any, any special United States federal income tax considerations that may apply to debt securities issued at such an original issue discount. Special United States tax considerations applicable to any debt securities that are denominated in a currency other than United States dollars or that use an index to determine the amount of payments of principal of and any premium and interest on the debt securities will also be set forth in a prospectus supplement and pricing supplement, if any.

GLOBAL SECURITIES

     According to the indentures, so long as the depository's nominee is the registered owner of a global security, that nominee will be considered the sole owner of the debt securities represented by the global security for all purposes. Except as provided in the relevant prospectus supplement and pricing supplement, if any, owners of beneficial interests in a global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders of the debt securities under the indentures. Principal of, premium, if any, and interest on a global security will be payable in the manner described in the relevant prospectus supplement and pricing supplement, if any.

SUBORDINATION

     We may issue subordinated securities from time to time in one or more series under the subordinated indenture. Our subordinated securities will be subordinated and junior in right of payment to certain other indebtedness of the Company to the extent set forth in the applicable prospectus supplement and pricing supplement, if any.

CERTAIN COVENANTS OF THE COMPANY WITH RESPECT TO SENIOR SECURITIES

     In this section we describe the principal covenants that will apply to the senior securities unless otherwise indicated in the applicable prospectus supplement and pricing supplement, if any.

     LIMITATION ON LIENS. The senior securities are not secured by mortgage, pledge or other lien. We have covenanted that neither we nor any Restricted Subsidiary (which the indenture relating to the senior securities defines as any subsidiary which is a consolidated subsidiary, in accordance with generally accepted accounting principles, in the consolidated financial statements of the Company) will subject any of our property, tangible or intangible, real or personal, to any lien unless the senior securities are secured equally and ratably with other indebtedness thereby secured. The exceptions from this covenant include any liens existing on the date of the indenture relating to the senior securities, as well as certain other liens, and the extension, renewal or replacement of those liens including without limitation:

          (a) Liens on any property provided that the creditor has no recourse against the Company or any Restricted Subsidiary except recourse to such property or proceeds of any sale or lease therefrom;

          (b) Liens on property existing at the time of acquisition (including acquisition through merger or consolidation) or given in connection with financing the purchase price or cost of construction or improvement of property;

          (c) Other liens not permitted by clauses (a) and (b) on property then owned or thereafter acquired, provided no such lien shall be incurred pursuant to clause (c) if the aggregate amount of indebtedness secured by liens incurred pursuant to clauses (b) and (c), including the lien proposed to be incurred, would exceed 30% of Net Tangible Assets (which the indenture relating to the senior securities defined as the total assets of the Company less (x) current liabilities and (y) intangible assets);

          (d) Liens securing certain intercompany indebtedness;

          (e) A banker's lien or right of offset;

          (f) Liens arising under the Employee Retirement Income Security Act of 1974, as amended, to secure any contingent liability of the Company;

          (g) Liens on sublease interests held by the Company if those liens are in favor of the person granting the lease to the Company;

          (h) Various specified governmental liens and deposits; and

          (i) Various other liens not incurred in connection with the borrowing of money (including purchase money indebtedness) or the obtaining of advances or credit.

     LIMITATION ON DIVIDENDS. In addition, we have covenanted that neither we nor any Restricted Subsidiary will pay any dividends upon any of our stock of any class or make any distribution of cash or property among our stockholders by reduction of capital or otherwise (other than in stock of the Company) or purchase or redeem any stock of any class of the Company unless the aggregate amounts of all such payments and distributions after December 31, 1988 will not exceed the sum of (i) the total of the accumulated consolidated net income of the Company and its Restricted Subsidiaries during the period after December 31, 1988, (ii) any net consideration received from the sale of stock of any class of the Company after December 31, 1988, (iii) the aggregate principal amount of any indebtedness of the Company which shall have been converted into the stock of any class of the Company and (iv) $250,000,000. This restriction does not apply to:

     - The payment of dividends on preferred stock or any payment to purchase shares of preferred stock subject to a mandatory sinking fund, provided that such payments are included in the foregoing calculations,

     - The redemption or retirement of any shares of our capital stock by exchange for, or out of the proceeds of a substantially concurrent sale of, other shares of capital stock,

     - The purchase of any shares of our capital stock pursuant to or in connection with any retirement, bonus, profit sharing, thrift, savings, stock option or compensation plan for our officers or employees, or

     - The conversion of shares of any of our stock into shares of any other of our stock.

MERGER AND CONSOLIDATION

     Each indenture provides that the we may consolidate or merge with or into any other corporation and we may sell, lease or convey all or substantially all of our assets to any corporation, organized and existing under the laws of the United States of America or any U.S. state, provided that the corporation (if other than GATX Capital) formed by or resulting from any such consolidation or merger or which shall have received such assets shall assume payments of the principal of (and premium, if any) and interest on the debt securities and the performance and observance of all of the covenants and conditions of such indenture to be performed or observed by the Company.

MODIFICATION AND WAIVER

     The indentures provide that we and the trustee may modify and amend the indentures with the consent of the holders of 66 2/3% in principal amount of the outstanding debt securities of each series affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected by the modification or amendment:

     - Change the stated maturity of any installment of principal of, or interest on, any debt security or change the redemption price;

     - Reduce the principal amount of, or interest on, any debt security or reduce the amount of principal which could be declared due and payable prior to the stated maturity;

     - Change the place or currency of any payment of principal or interest on any debt security;

     - Impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

     - Reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required to modify or amend each indenture; or

     - Modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive any past default to less than a majority.

Except with respect to certain fundamental provisions, the holders of at least a majority in principal amount of outstanding debt securities of any series may, with respect to such series, waive past defaults under each indenture and waive our compliance with certain provisions of each indenture.

EVENTS OF DEFAULT, WAIVER AND NOTICE

     An event of default with respect to any debt security of any series is defined in each indenture as being:

     - Default for 30 days in payment of any interest on or any additional amounts payable in respect of any debt security of that series;

     - Default in payment of principal (and premium, if any) on the debt securities of that series when due either at maturity, upon optional or mandatory redemption, as a sinking fund installment, by declaration or otherwise;

     - Default in the performance or breach of any other covenant or warranty of the Company in respect of the debt securities of such series in each indenture which shall not have been remedied for a period of 90 days after notice;

     - Certain events of bankruptcy, insolvency and reorganization of the Company; and any other event of default established for the debt securities of such series set forth in the applicable prospectus supplement and pricing supplement, if any.

Each indenture provides that the trustee may withhold notice to the holders of the debt securities of any default with respect to any series of debt securities (except in payment of principal of, or interest on, the debt securities) if the trustee considers it in the interest of the holders of the debt securities of such series to do so.

     Each indenture provides also that:

     - If an event of default due to the default in payment of principal of, or interest on, any series of debt securities, or because of our default in the performance or breach of any other covenant or warranty applicable to the debt securities of such series but not applicable to all outstanding debt securities, shall have occurred and be continuing, either the trustee or the holders of 25% in principal amount of the outstanding debt securities of such series then may declare the principal of all debt securities of such series, or such lesser amount as may be provided for in the debt securities of that series, and interest accrued thereon, to be due and payable immediately; and

     - If the event of default resulting from default in the performance of any other of the covenants or agreements in each indenture applicable to all outstanding debt securities under such indenture and certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the trustee or the holders of 25% in principal amount of all outstanding debt securities (treated as one class) may declare the principal of all debt securities, or such lesser amount as may be provided for in such securities, and interest accrued thereon, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, or premium or interest on, the debt securities) by the holders of a majority in principal amount of the outstanding debt securities of such series (or of all series, as the case may be).

     The holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to debt securities of such series provided that such direction shall not be in conflict with any rule of law or the applicable indenture or shall not be unduly prejudicial to the holders not taking part in such direction. The Company is required to furnish to the trustee under each indenture annually a statement as to performance or fulfillment of certain of its obligations under the applicable indenture and as to any default in such performance of fulfillment.

CONCERNING THE TRUSTEE

     The Chase Manhattan Bank is the senior indenture trustee under the senior indenture. Certain affiliates of the trustee under the indenture relating to the senior securities has substantial banking relationships with the Company, GATX and certain other affiliates of the Company and is the trustee under the indenture relating to the senior securities with respect to other series of debt securities, under another indenture with the Company and under certain equipment trust agreements with an affiliate.

     The trustee under the indenture relating to the senior securities and the trustee under the indenture relating to the subordinated securities may from time to time make loans to the Company and perform other services for the Company in the normal course of business. Under the provisions of the Trust Indenture Act of 1939, as amended, upon the occurrence of a default under an indenture, if a trustee has a conflicting interest (as defined in the Trust Indenture Act), the trustee must, within 90 days, either eliminate such conflicting interest or resign. Under the provisions of the Trust Indenture Act, an indenture trustee shall be deemed to have a conflicting interest, among other things, if the trustee is a creditor of the obligor. If the trustee fails either to eliminate the conflicting interest or to resign within 10 days after the expiration of such 90-day period, the trustee is required to notify security holders to this effect and any security holder who has been a bona fide holder for at least six months may petition a court to remove the trustee and to appoint a successor trustee.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities to one or more underwriters or dealers for public offering and sale by them and to investors directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement and pricing supplement, if any, will describe the method of distribution of the debt securities offered by that prospectus supplement and pricing supplement, if any.

     In connection with the sale of the debt securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of the debt securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents that participate in the distribution of the debt securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of the debt securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in the prospectus supplement and pricing supplement, if any. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

     Each underwriter, dealer and agent participating in the distribution of any debt securities that are issuable in bearer form will agree that it will not offer, sell, resell or deliver, directly or indirectly, debt securities in bearer form to persons located in the United States or to United States persons (other than qualifying financial institutions), in connection with the original issuance of the debt securities.

     Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

                                 LEGAL OPINIONS

     Our Vice-President and General Counsel, Thomas C. Nord, Esq., will pass on the validity of the debt securities offered by this prospectus. If we offer the debt securities through underwriters, dealers or agents, then Pillsbury Madison & Sutro LLP will pass on certain legal matters for the debt securities for the underwriters, dealers and agents.

                                    EXPERTS

     The consolidated financial statements of GATX Capital Corporation appearing in GATX Capital Corporation's Annual Report (Form 10-K) for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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                                  $350,000,000

                            GATX CAPITAL CORPORATION
                              7.75% NOTES DUE 2006

                                  [GATX LOGO]

                                  ------------
                             PROSPECTUS SUPPLEMENT
                                DECEMBER 1, 1999
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SALOMON SMITH BARNEY                                       CHASE SECURITIES INC.

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